CEREPLAST, INC.
                       3421-3433 West El Segundo Boulevard
                           Hawthorne, California 90250
                                 (310) 676-5000


                                                                October 11, 2005


VIA FACSIMILE AND EDGAR

United States Securities
  and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Derek Swanson, Staff Attorney

      Re:   Cereplast, Inc.
            Registration Statement on Form SB-2
            File No. 333-126378

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Cereplast, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Friday October 14, 2005, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                              CEREPLAST, INC.


                                              By: /s/ Frederic Scheer
                                                  ------------------------------
                                                  Name:  Frederic Scheer
                                                  Title: Chief Executive Officer